                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  RHODES, INC.
                                (Name of Issuer)

                         Common Stock Without Par Value
                         (Title of Class of Securities)

                                 76235P 10 1
                               (CUSPIP Number)

                           Mr. Holcombe T. Green, Jr.
                           3343 Peachtree Road, N.E.
                            Suite 1420 - East Tower
                   Atlanta, Georgia 30326     (404) 261-1187
                 (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications)

                                 March 30, 1994
                         (Date of Event Which Requires)
                            Filing of this Statement

                                    Copy to:

                              E. William Bates, II
                                King & Spalding
                              191 Peachtree Street
                   Atlanta, Georgia 30303     (212) 556-2100

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

         Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on Following Pages)
                              Page 1 of 7 Pages

                  No Exhibits are filed with this Statement.

                                SCHEDULE 13D

CUSIP NO. 76235P  10  1                                            Page 2 of 7

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HTG. Corp.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a / /
                                                           b / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

      Not Applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

     NUMBER OF             7 SOLE VOTING POWER

       SHARES                 2,918,379

     BENEFICIALLY          8 SHARED VOTING POWER

      OWNED BY                -0-

     EACH PERSON           9 SOLE DISPOSITIVE POWER

      REPORTING                2,918,379

       PERSON              10 SHARED DISPOSITIVE POWER

        WITH                  -0-


  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,918,379

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.8%

  14 TYPE OF REPORTING PERSON*

      CO



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!                 2 of 7
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP NO. 76235P  10  1                                             Page 3 of 7

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WPS Investors, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a / /
                                                           b / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

      Not Applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia

    NUMBER OF            7 SOLE VOTING POWER

     SHARES                 2,912,679

    BENEFICIALLY         8 SHARED VOTING POWER

     OWNED BY               -0-

       EACH              9 SOLE DISPOSITIVE POWER

     REPORTING              2,912,679

      PERSON            10 SHARED DISPOSITIVE POWER

       WITH                 -0-

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,912,679

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.8%

  14  TYPE OF REPORTING PERSON*

        PN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!                   2 of 7
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 76235P  10  1                                             Page 4 of 7

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mr. Holcombe T. Green, Jr.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                          (b) / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

      Not Applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

  NUMBER OF                 7  SOLE VOTING POWER

   SHARES                       2,918,379

BENEFICIALLY                8  SHARED VOTING POWER

  OWNED BY                      -0-

   EACH                     9  SOLE DISPOSITIVE POWER

 REPORTING                      2,918,379

  PERSON                   10  SHARED DISPOSITIVE POWER

   WITH                         -0-




  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,918,379

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.8%

  14  TYPE OF REPORTING PERSON*

       IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!           2 OF 7
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                    GENERAL RULES AND REGULATIONS UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


This statement constitutes Amendment No. 1 to the Statement on Schedule
13D dated March 23, 1994 (the "Schedule 13D") filed by EDGAR by WPS Investors, L.P. ("WPS Investors"), a Georgia limited partnership, HTG Corp., a Georgia corporation, and Mr. Holcombe T. Green, Jr. (collectively, the "Reporting Persons"), relating to their beneficial ownership of the common stock, without par value ("Common Stock"), of Rhodes, Inc., a Georgia corporation (the "Issuer"). All terms used herein which are defined in the Schedule 13D shall have the same respective meanings herein as therein provided, unless otherwise defined herein.

The Schedule 13D is hereby amended as follows:


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is amended to disclose the following information:

         On March 30, 1994, the offering (the "Offering") described in the Registration Statement on Form S-3 (File No. 33-52423) (the "Registration Statement") filed by the Issuer was consummated. Pursuant to the Offering, WPS Investors and RHD Investors sold 2,000,000 and 240,494 shares of Common Stock, respectively, to the public through the underwriters named in the Registration Statement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is amended to disclose the following information:

         (a)     All aggregate beneficial ownership discussed in this
         Item 5 is as of the close of business on March 30, 1994.

                 (i) Shares held by WPS Investors. WPS Investors directly owns 2,912,679 shares of Common Stock, or 29.8 percent of the outstanding shares of Common Stock.

                 (ii) Shares owned by HTG Corp. As a result of the Offering, HTG Corp. no longer beneficially owns the 240,494 shares of Common Stock directly owned by RHD Investors. HTG Corp., however, continues to own beneficially the 5,700 shares of Common Stock owned directly by RW Holding, a wholly owned subsidiary of

                 GCI, and also beneficially owns the 2,912,679 shares of Common Stock directly owned by WPS Investors. Accordingly, HTG Corp. beneficially owns 2,918,379 shares of Common Stock, or 29.8 percent of the outstanding shares of Common Stock of the Issuer.

                 (iii) Shares owned by Holcombe T. Green, Jr. Mr. Green, by virtue of his status as sole shareholder of HTG Corp., beneficially owns all of the shares of Common Stock identified as being beneficially owned by HTG Corp. in (ii) above.

Item 5(c) of the Schedule 13D is amended to add (i) the disposition of 2,000,000 shares of Common Stock by WPS Investors, HTG Corp. and Mr. Green and
(ii) the disposition of 240,494 shares by RHD Investors, HTG Corp. and Mr. Green. Both dispositions took place on March 30, 1994. An amendment to Schedule C is attached hereto and incorporated herein by this reference.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER


Item 6 of the 13D is amended to disclose the following information:

     Contemporaneously with the Offering, the lien placed on the 4,912,679 shares of Common Stock held by WPS Investors was released by NationsBank of North Carolina, National Association, as agent for the Current Lenders (the "Agent") with respect to the 2,000,000 shares of Common Stock sold by WPS Investors in the Offering. The shares owned by WPS Investors were pledged to the Agent as security for a term loan made to New Street Acquisition Corporation by the Current Lenders.





                              Page 6 of 7 Pages

                                   SCHEDULE C
                               (Amendment No. 1)


Schedule C is hereby amended to add the following information:


III.  MARCH 1994 TRANSACTIONS.

         A. Sales by WPS Investors and RHD Investors. In March 1994, Mr. Green and HTG Corp. effected the following sales transactions through WPS Investors and RHD Investors which sold shares of Common Stock in the Offering. The selling entity, the date, the price per share received and the number of shares sold in each transaction are set forth in the chart below.

   Entity                      Date                 Price Per share(1)            Number of Shares
- -------------                  ----                 ---------------               ----------------
WPS Investors            March 30, 1994                  $17.44                      2,000,000
RHD Investors            March 30, 1994                  $17.44                        240,494

- -------------------
(1) The amounts set forth in this column do not reflect the pro rata portion of the expenses described in Item 14 of the Registration Statement payable by the selling entities set forth in the first column.


                               Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                             WPS INVESTORS, L.P.

                                             By: HTG Corp., General Partner

                                             /s/ Holcombe T. Green, Jr.
                                             --------------------------
                                             Holcombe T. Green, Jr.
                                             President


                                             HTG CORP.

                                             By: /s/ Holcombe T. Green, Jr.
                                             ------------------------------
                                             Holcombe T. Green, Jr.
                                             President

                                             /s/ Holcombe T. Green, Jr.
                                             --------------------------
                                             Holcombe T. Green, Jr.



DATED:  April 4, 1994

                      AGREEMENT REQUIRED UNDER RULE 13d-1

                                 April 4,1994


HTG Corp.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

Mr. Holcombe T. Green, Jr.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

         RE: Amendment No. 1 to Schedule 13D under the Securities Exchange Act of 1934 Relating to the Acquisition of
              Common Stock of Rhodes, Inc.
              ----------------------------------------------------

Gentlemmen:

         This letter will set forth our mutual understanding and agreement that the captioned statement is filed on behalf of each person and entity set forth below and that this letter may be attached as an exhibit to such statement. Please indicate your acceptance and agreement by executing a counterpart hereof in the space provided below and returning it to the undersigned.

                                             Very truly yours,

                                             WPS INVESTORS, L.P.

                                             By:  HTG Corp., Its General Partner

                                             /s/ Holcombe T. Green, Jr.
                                             --------------------------
                                             Holcombe T. Green, Jr.
                                             President

Accepted and Agreed to
as of the date first above
written:

HTG CORP.

/s/ Holcombe T. Green, Jr.
- --------------------------
Holcombe T. Green, Jr.
President

/s/ Holcombe T. Green, Jr.
- --------------------------
Holcombe T. Green, Jr.